Exhibit 2

CEMEX HOLDINGS PHILIPPINES

2020

SECOND QUARTER RESULTS

- **Stock Listing Information**

Philippine Stock Exchange

Ticker: CHP

- **Investor Relations**

+ 632 8849 3600

E-Mail:

chp.ir@cemex.com

2020 SECOND QUARTER RESULTS Stock Listing Information Philippine Stock Exchange Ticker: CHP Investor Relations + 632 8849 3600 EMail: chp.ir@cemex.com

Operating and Financial Highlights

	January - June			Second Quarter
	2020	2019	% var	2020	2019	% var
Net sales	9,623	12,356	(22%)	3,993	6,119	(35%)
Gross profit	3,784	5,081	(26%)	1,430	2,768	(48%)
as % of net sales	39%	41%	(2pp )	36%	45%	(9pp )
Operating earnings before other expenses, net	653	1,457	(55%)	132	832	(84%)
as % of net sales	7%	12%	(5pp )	3%	14%	(10pp )
Controlling Interest Net Income (Loss)	135	802	(83%)	46	634	(93%)
Operating EBITDA	1,850	2,372	(22%)	767	1,276	(40%)
as % of net sales	19.2%	19.2%	0.0pp	19.2%	20.9%	(1.7pp )
Free cash flow after maintenance capital expenditures	45	1,687	(97%)	(267)	839	N/A
Free cash flow	(1,908)	1,288	N/A	(768)	505	N/A
Net debt[1]	8,409	16,887	(50%)	8,409	16,887	(50%)
Total debt[1]	13,681	21,162	(35%)	13,681	21,162	(35%)
Earnings per share[2]	0.01	0.15	(92%)	0.00	0.12	(97%)

In millions of Philippine Pesos, except percentages and earnings per share

[1]	U.S. dollar debt converted using end-of-period exchange rate. See Debt Information on page 4 and Exchange Rates on page 8 for more detail.
[2]	In Philippine Pesos

Net sales decreased, year-over-year, by 35% during the second quarter and by 22% during the first half of the year, due to lower volumes and prices.

Cost of sales was at 61% of sales during the first six months of 2020 compared with 59% in the same period of 2019.

Total fuel cost was 7% lower year-over-year, while total power cost declined by 24% year-over-year during the first half of 2020 mainly due to the temporary stoppage of Solid Cement Plant and kiln optimizations at APO Plant.

Power costs also benefitted from lower electricity prices and a one-off rebate from the wholesale electricity spot market in the first quarter of the year.

In line with efforts to reduce costs, CHP postponed all major kiln maintenance to the second half of the year.

Operating expenses, as a percentage of sales, was at 32.5% during the first half of 2020, compared with 29.3% in the same period of 2019.

Distribution expenses, as a percentage of sales, was at 18.2% during the first half of 2020, compared with 16.8% in the same period of 2019. Measures to control distribution expenses limited the increase in our cost to 1.4 percentage points of sales year-over-year despite significant reduction in sales volumes.

Selling and administrative expenses, as a percentage of sales, was at 14.3% during the first half of 2020, compared with 12.5% in the same period of 2019. Total selling and administrative expenses were lower by 11% year-over-year for the first half of 2020.

Operating EBITDA for the first six months of 2020 was at PHP 1.8 billion, a decrease of 22% year-over-year. Second quarter operating EBITDA was adversely affected by lower activity due to COVID-19 quarantine measures, decreasing by 40% year-over-year.

Operating EBITDA margin was flat year-over-year at 19% for the first half of the 2020, impacted by lower volumes and prices, which were partially offset by cost reduction initiatives and lower absolute distribution expenses.

Controlling interest net income was at PHP 135 million for the first six months of 2020.

Operating earnings were adversely affected by lower activity due to COVID-19 quarantine measures.

Income tax during the first half of the year reflects an increase in deferred tax assets related to Net Operating Loss Carry-Over (NOLCO) and Minimum Corporate Income Tax (MCIT) credits.

Total debt at the end of June 2020 was at PHP 13,681 million, of which PHP 11,357 million pertained to debt owed to BDO Unibank, Inc.

2020 Second Quarter Results	Page 2

Operating Results

Domestic Gray Cement	January - June	Second Quarter	Second Quarter 2020
	2020 vs. 2019	2020 vs. 2019	vs. First Quarter 2020
Volume	(17%)	(31%)	(30%)
Price in PHP	(6%)	(6%)	1%

The second quarter saw a significant slowdown in construction activity.

Our domestic cement volumes decreased by 31% year-over-year during the second quarter, and by 30% on a sequential basis. We have seen volume recovery month-on-month in May and June.

During the first six months of 2020, our domestic cement volumes decreased by 17% year-over-year. This decrease reflects the impact of quarantine measures nationwide and the Luzon Enhanced Community Quarantine from March 16 until May 31.

Our domestic cement prices during the second quarter and first half of the 2020 were 6% lower year-over-year, reflecting declines during the second half of 2019.

Sequentially, our prices remained stable, with the variation reflecting changes in geographic mix due to the temporary closure of Solid Plant.

2020 Second Quarter Results	Page 3

Operating EBITDA, Free Cash Flow and Debt Information

Operating EBITDA and Free Cash Flow

	January - June			Second Quarter
	2020	2019	% var	2020	2019	% var
Operating earnings before other income, net	653	1,457	(55%)	132	832	(84%)
+ Depreciation and operating amortization	1,197	915		636	443

Operating EBITDA	1,850	2,372	(22%)	767	1,276	(40%)
- Net financial expenses	534	715		255	360
- Maintenance capital expenditures	45	358		(4)	268
- Change in working capital	1,019	(637)		687	(324)
- Income taxes paid	205	259		83	138
- Other cash items (net)	1	(10)		13	(4)

Free cash flow after maintenance capital expenditures	45	1,687	(97%)	(267)	839	N/A
- Strategic capital expenditures	1,953	399		501	334

Free cash flow	(1,908)	1,288	N/A	(768)	505	N/A

In millions of Philippine Pesos

Debt Information

		Second Quarter		First Quarter
	2020	2019	% var	2020
Total debt(1)(2)	13,681	21,162	(35%)	13,481
Short term	6%	8%		5%
Long term	94%	92%		95%

Cash and cash equivalents	5,272	4,275	23%	6,334

Net debt	8,409	16,887	(50%)	7,147

Leverage Ratio(3)	3.69			3.20
Coverage Ratio(3)	4.16			4.08

	Second Quarter
	2020	2019
Currency denomination
U.S. dollar	6%	26%
Philippine peso	94%	74%

Interest rate
Fixed	57%	41%
Variable	43%	59%

In millions of Philippine Pesos, except percentages

(1)	U.S. dollar debt converted using end-of-period exchange rate. See Exchange Rates on page 8 for more detail.
(2)	Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS).
(3)	Based on BDO Loan Facility financial covenants which we are required to comply commencing on June 30, 2021.

2020 Second Quarter Results	Page 4

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January – June			Second Quarter
INCOME STATEMENT	2020	2019	% var	2020	2019	% var
Net sales	9,623,042	12,355,927	(22%)	3,993,126	6,118,500	(35%)
Cost of sales	(5,838,720)	(7,274,695)	20%	(2,562,903)	(3,350,450)	24%

Gross profit	3,784,322	5,081,232	(26%)	1,430,223	2,768,050	(48%)
Selling and Administrative expenses	(1,377,933)	(1,546,207)	11%	(610,478)	(810,611)	25%
Distribution expenses	(1,753,826)	(2,078,096)	16%	(688,022)	(1,125,146)	39%

Operating earnings before other expenses, net	652,563	1,456,929	(55%)	131,723	832,293	(84%)
Other income (expenses), net	(1,373)	10,478	N/A	(13,467)	4,086	N/A

Operating earnings (loss)	651,190	1,467,407	(56%)	118,256	836,379	(86%)
Financial expenses, net	(534,124)	(714,803)	25%	(254,584)	(359,567)	29%
Foreign exchange gain (loss), net	(305)	274,401	N/A	66,106	291,678	(77%)

Net income (loss) before income taxes	116,761	1,027,005	(89%)	(70,222)	768,490	N/A
Income tax benefit (expenses)	18,256	(224,694)	N/A	116,117	(134,818)	N/A

Consolidated net income (loss)	135,017	802,311	(83%)	45,895	633,672	(93%)
Non-controlling interest net income (loss)	12	12	0%	4	6	(33%)

Controlling Interest net income (loss)	135,029	802,323	(83%)	45,899	633,678	(93%)

Operating EBITDA	1,849,907	2,371,702	(22%)	767,471	1,275,767	(40%)
Earnings per share	0.01	0.15	(92%)	0.00	0.12	(97%)

	as of June 30			as of December 31
BALANCE SHEET	2020	2019	% Var	2019	% Var
Total Assets	63,348,718	59,446,204	7%	58,806,177	8%
Cash and Temporary Investments	5,271,916	4,275,083	23%	1,399,180	277%
Derivative Asset	0	10,946	(100%)	0
Trade Accounts Receivables	883,519	1,080,257	(18%)	892,951	(1%)
Other Receivables	39,038	85,330	(54%)	92,993	(58%)
Insurance Claims and Premium Receivables	359,821	512	70178%	445,535	(19%)
Inventories	2,380,727	3,452,902	(31%)	3,013,444	(21%)
Assets Held for Sale	0	0		0
Other Current Assets	1,778,188	1,353,796	31%	1,672,392	6%
Current Assets	10,713,209	10,258,826	4%	7,516,495	43%
Fixed Assets	21,248,850	17,615,197	21%	19,937,723	7%
Investments in an Associate and Other Investments	14,097	14,097	0%	14,097	0%
Other Assets and Noncurrent Accounts Receivables	873,674	985,872	(11%)	837,151	4%
Advances to Contractors	1,378,280	1,988,045	(31%)	1,606,397	(14%)
Deferred Income Taxes—net	1,260,914	724,473	74%	1,034,620	22%
Goodwill	27,859,694	27,859,694	0%	27,859,694	0%
Other Assets	31,386,659	31,572,181	(1%)	31,351,959	0%

Total Liabilities	21,131,517	30,188,770	(30%)	29,140,690	(27%)
Current Liabilities	7,511,370	9,887,544	(24%)	10,136,812	(26%)
Long-Term Liabilities	11,123,722	17,684,969	(37%)	16,549,640	(33%)
Deferred Tax Liability	1,453	13,954	(90%)	1,587	(8%)
Other Liabilities	2,494,972	2,602,303	(4%)	2,452,651	2%

Consolidated Stockholders’ Equity	42,217,201	29,257,434	44%	29,665,487	42%
Non-controlling Interest	158	181	(13%)	170	(7%)
Stockholders’ Equity Attributable to Controlling Interest	42,217,043	29,257,253	44%	29,665,317	42%

2020 Second Quarter Results	Page 5

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of U.S. Dollars, except per share amounts)

	January - June			Second Quarter
INCOME STATEMENT	2020	2019	% var	2020	2019	% var
Net sales	190,354	237,747	(20%)	79,418	118,038	(33%)
Cost of sales	(115,496)	(139,977)	17%	(50,973)	(64,637)	21%

Gross profit	74,858	97,770	(23%)	28,445	53,401	(47%)
Selling and Administrative expenses	(27,257)	(29,752)	8%	(12,142)	(15,639)	22%
Distribution expenses	(34,693)	(39,986)	13%	(13,684)	(21,706)	37%

Operating earnings before other expenses, net	12,908	28,032	(54%)	2,619	16,056	(84%)
Other income (expenses), net	(27)	202	N/A	(268)	79	N/A

Operating earnings (loss)	12,881	28,234	(54%)	2,351	16,135	(85%)
Financial expenses, net	(10,566)	(13,754)	23%	(5,063)	(6,937)	27%
Foreign exchange gain (loss), net	(6)	5,280	N/A	1,315	5,627	(77%)

Net income (loss) before income taxes	2,309	19,760	(88%)	(1,397)	14,825	N/A
Income tax benefit (expenses)	361	(4,323)	N/A	2,309	(2,601)	N/A

Consolidated net income (loss)	2,670	15,437	(83%)	912	12,224	(93%)
Non-controlling interest net income (loss)	0	0		0	0

Controlling Interest net income (loss)	2,670	15,437	(83%)	912	12,224	(93%)

Operating EBITDA	36,593	45,635	(20%)	15,264	24,612	(38%)

	as of June 30			as of December 31
BALANCE SHEET	2020	2019	% Var	2019	% Var
Total Assets	1,271,297	1,160,153	10%	1,161,259	9%
Cash and Temporary Investments	105,798	83,433	27%	27,630	283%
Derivative Asset	0	214	(100%)	0
Trade Accounts Receivables	17,731	21,082	(16%)	17,633	1%
Other Receivables	783	1,665	(53%)	1,836	(57%)
Insurance Claims and Premium Receivables	7,221	10	72110%	8,798	(18%)
Inventories	47,777	67,387	(29%)	59,507	(20%)
Assets Held for Sale	0	0		0
Other Current Assets	35,685	26,421	35%	33,025	8%
Current Assets	214,995	200,212	7%	148,429	45%
Fixed Assets	426,427	343,778	24%	393,715	8%
Investments in an Associate and Other Investments	283	275	3%	278	2%
Other Assets and Noncurrent Accounts Receivables	17,533	19,240	(9%)	16,532	6%
Advances to Contractors	27,660	38,799	(29%)	31,722	(13%)
Deferred Income Taxes—net	25,304	14,139	79%	20,431	24%
Goodwill	559,095	543,710	3%	550,152	2%
Other Assets	629,875	616,163	2%	619,115	2%

Total Liabilities	424,071	589,164	(28%)	575,448	(26%)
Current Liabilities	150,739	192,965	(22%)	200,174	(25%)
Long-Term Liabilities	223,233	345,140	(35%)	326,810	(32%)
Deferred Tax Liability	29	272	(89%)	31	(6%)
Other Liabilities	50,070	50,787	(1%)	48,433	3%

Consolidated Stockholders’ Equity	847,225	570,988	48%	585,811	45%
Non-controlling Interest	3	4	(25%)	3	0%
Stockholders’ Equity Attributable to Controlling Interest	847,222	570,984	48%	585,808	45%

2020 Second Quarter Results	Page 6

Other Information

Newly issued PFRS effective in 2019

PFRS 16, Leases (“PFRS 16”)

In summary, beginning January 1, 2019, PFRS 16 introduces a single lessee accounting model and requires a lessee to recognize, for all leases, allowing exemptions in case of leases with a term of less than 12 months or when the underlying asset is of low value, assets for the right-of-use of the underlying asset against a corresponding financial liability, representing the net present value of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes amortization of the right-of-use asset and interest on the lease liability. After concluding the inventory and measurement of its leases, CEMEX Holdings Philippines, Inc. and Subsidiaries adopted PFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2017 as follows:

(Thousands of Philippine Pesos)	As of January 1, 2017
Assets for the right-of-use	2,187,292
Deferred income tax assets	33,509
Deferred income tax liability	(3,053)
Lease liabilities	2,309,165

Retained earnings [1]	(85,311)

[1]

The initial effect in retained earnings refers to a temporary difference between the straight-line amortization expense of the right-of-use asset and the amortization of the financial liability under the effective interest rate method since origination of the contracts. This difference will reverse over the remaining term of the contracts.

As of June 30, 2020 and 2019, assets for the right-of-use amounted to PHP 2,070 million and PHP 1,932 million, respectively. In addition, financial liabilities related to lease contracts amounted to PHP 2,324 million as of June 30, 2020 and PHP 2,112 million as of June 30, 2019. These amounts of financial liabilities as of June 30, 2020 and 2019 are included in the “Debt Information” section appearing on page 4.

2020 Second Quarter Results	Page 7

Definitions of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. (“CHP”) reports its consolidated financial statements under Philippine Financial Reporting Standards (“PFRS”). When reference is made in 2020 and 2019 to consolidated financial statements, it means CHP financial information together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of June 30, 2020 has been converted at the end of period exchange rate of 49.83 Philippine pesos per US dollar while the consolidated income statement for the six-month period ended June 30, 2020 has been converted at the January to June 2020 average exchange rate of 50.55 Philippine pesos per US dollar. On the other hand, the consolidated income statement for the three-month period ended June 30, 2020 has been converted at the April to June 2020 average exchange rate of 50.28 Philippine pesos per US dollar.

Definition of terms

PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt minus cash and cash equivalents.

Exchange Rates	January - June		Second Quarter		January - June
	2020 average	2019 average	2020 average	2019 average	2020 End of period	2019 End of period
Philippine peso	50.55	51.97	50.28	51.84	49.83	51.24

Amounts provided in units of local currency per US dollar

2020 Second Quarter Results	Page 8